As filed with the Securities and Exchange Commission on February 6, 2002

Registration No. 333-70624

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Restoration Hardware, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	68-0140361
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

15 Koch Road, Suite J

Corte Madera, California 94925
(415) 924-1005
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Gary G. Friedman

President and Chief Executive Officer
15 Koch Road, Suite J
Corte Madera, California 94925
(415) 924-1005
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a Copy to:

Gavin B. Grover, Esq.

Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105-2482
(415) 268-7000

      Approximate date of commencement of proposed sale to the public: From time to time after the effectiveness of this registration statement until the earliest of (i) the time that all of the common stock covered by this registration statement are (a) sold in accordance with the intended plan of distribution set forth herein and/or in an amendment to this registration statement and/or in a prospectus supplement to the prospectus set forth herein or (b) able to be sold without registration within a three month period under Rule 144 of the Securities Act of 1933, as amended, or (ii) the date on which each of (a) Palladin Capital IX, LLC, (b) Glenhill Capital, L.P. and (c) the group of entities consisting of Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. and Reservoir Capital Master Fund, L.P. has sold seventy-five percent (75%) of its shares of common stock having registration rights with the registrant, or (iii) March 21, 2009.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☑

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION AND AMENDMENT

PRELIMINARY PROSPECTUS, DATED FEBRUARY 6, 2002

Restoration Hardware, Inc.

Up to 6,837,649 Shares of Common Stock

may be offered under this prospectus

       The shares offered in this prospectus involve a high degree of risk. See “Risk Factors” on page 1 for information that you should consider.

       This prospectus is being used in connection with offerings from time to time by some of our stockholders. We issued, or will issue upon conversion of our outstanding Series A preferred stock, the shares of common stock offered in this prospectus to the selling stockholders as a result of our March 2001 preferred stock financing. The selling stockholders own, or will own after conversion of their Series A preferred stock, all 6,837,649 shares of common stock. We will not receive any part of the proceeds from the sale of the shares. The registration of the shares on behalf of the selling stockholders, however, does not necessarily mean that any of the selling stockholders will offer or sell their shares under this registration statement or at any time in the near future.

      Our common stock is listed on the Nasdaq National Market, or Nasdaq, under the symbol “RSTO.” On February 5, 2002, the last sale price of our common stock on Nasdaq was $10.25 per share.

      We will provide to you, where required, specific terms of any offering of securities sold under this prospectus in a prospectus supplement.

      You should read this prospectus and any prospectus supplements carefully before deciding to invest.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2002

THE COMPANY
RISK FACTORS
SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
SELLING STOCKHOLDERS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION INCORPORATED BY REFERENCE
SIGNATURES
Exhibit 23.2

      This prospectus, and any prospectus supplements issued in relation to it, contain trademarks of Restoration Hardware, Inc. and its affiliates, and may contain trademarks, tradenames and service marks of other parties. Unless we indicate otherwise, references to “Restoration Hardware” or to “we” or “us” are to Restoration Hardware, Inc. and its subsidiaries. Information contained on Restoration Hardware’s Internet site is not a part of this prospectus or any prospectus supplement issued subsequently.

THE COMPANY

      Our company, Restoration Hardware, Inc., together with our subsidiaries, is a specialty retailer of home furnishings, functional and decorative hardware and related merchandise that reflects our classic and authentic American point of view. We market our merchandise through retail locations, mail order catalogs and on the worldwide web at www.restorationhardware.com. Our merchandise strategy and our stores’ architectural style create a unique and attractive selling environment designed to appeal to an affluent, well educated 35 to 55 year old customer. As of January 5, 2002, we operated 104 retail stores in 31 states, the District of Columbia and Canada.

      We commenced business more than 20 years ago as a purveyor of fittings and fixtures for older homes. Since then, we have evolved into a unique home furnishings retailer offering consumers an array of distinctive, high quality and often hard-to-find merchandise. We display our broad assortment of merchandise in an architecturally inviting setting, which we believe appeals to both men and women. We believe that we create an attractive and entertaining environment in our stores by virtue of our eclectic product mix, which combines classic, high-quality furniture, lighting, home furnishings and functional and decorative hardware. Integral to the shopping experience, most product displays are complemented by our unique and often whimsical in-store signage program, which provides historical, anecdotal and sometimes nostalgic descriptions of products.

      We were incorporated in California in June 1987 and were reincorporated in Delaware in April 1998. Our principal executive offices are located at 15 Koch Road, Suite J, Corte Madera, California 94925 and our telephone number at that address is (415) 924-1005.

RISK FACTORS

      An investment in us involves a high degree of risk. In addition to the other information included in this prospectus and any subsequent prospectus supplement, you should carefully consider the following risk factors in determining whether or not to purchase the shares of common stock offered under this prospectus and any subsequent prospectus supplement. These matters should be considered in conjunction with the other information included or incorporated by reference in this prospectus or any subsequent prospectus supplement. This prospectus contains statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this prospectus and include statements regarding the intent, belief or current expectations of our management, directors or officers primarily with respect to our future operating performance. Prospective purchasers of our securities are cautioned that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information contained in this prospectus, including the information set out below, identifies important factors that could cause such differences. See “Safe Harbor Statements Under the Private Securities Litigation Reform Act of 1995.”

Because our revenues are subject to seasonal fluctuations, significant deviations from projected demand for products in our inventory during a selling season could have a material adverse effect on our financial condition and results of operations.

      Our business is highly seasonal. We make decisions regarding merchandise well in advance of the season in which it will be sold, particularly for the holiday selling season. The general pattern associated with the retail industry is one of peak sales and earnings during the holiday season. Due to the importance of the holiday selling season, the fourth quarter of each year has historically contributed, and we expect it will continue to contribute, a disproportionate percentage of our net sales and most of our net income for the entire year. In anticipation of increased sales activity during the fourth quarter, we incur significant additional expenses both prior to and during the fourth quarter. These expenses may include acquisition of additional inventory, catalog preparation and mailing, advertising, in-store promotions, seasonal staffing needs and other similar items. If, for any reason, our sales were to fall below our expectations in November and December, our business, financial condition and annual operating results may be materially adversely affected.

Increased advertising expenditure without increased revenues may have a negative impact on our operating results.

      We expend a large amount of our available funds on advertising in advance of a particular season. Moreover, our advertising costs for the past three fiscal years have increased from approximately $4.4 million per year to approximately $14.1 million per year. As a result, if we misjudge the directions or trends in our market, we may significantly overstock unpopular products and understock popular ones while expending large amounts of our cash on advertising that generates little return on investment. All of these results would have a negative impact on our operating results. During the last three fiscal years, our advertising costs have increased while our overall revenues have declined. Accordingly, we have spent increasing cash on advertising without achieving overall revenue increases and, if this trend were to continue, it would have a negative impact on our operating results.

Our quarterly results fluctuate due to a variety of factors and are not a meaningful indicator of future performance.

      Our quarterly results have fluctuated in the past and may fluctuate significantly in the future, depending upon a variety of factors, including, among other things, the mix of products sold, the timing and level of markdowns, promotional events, store closings, remodels or relocations, shifts in the timing of holidays, timing of catalog releases or sales, competitive factors and general economic conditions. Accordingly, our profits or losses may fluctuate. Moreover, in response to competitive pressures, we may take certain pricing or marketing actions that could have a material adverse effect on our business, financial condition and results of operations. Therefore, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and cannot be relied upon as indicators of future performance. If our operating results in any future period fall below the expectations of securities analysts and investors, the market price of our securities would likely decline.

Fluctuations in comparable store sales may cause our revenues and operating results from period to period to vary.

      A variety of factors affect our comparable store sales including, among other things, the general retail sales environment, our ability to efficiently source and distribute products, changes in our merchandise mix, promotional events, the impact of competition and our ability to execute our business strategy efficiently. Our comparable store sales results have fluctuated significantly in the past and we believe that such fluctuations may continue. Our comparable store net sales decreased 1% in fiscal 2000, and increased 0.8% in fiscal 1999 and increased 12.3% in fiscal 1998. Comparable store sales decreased 8.8% for the third quarter of the fiscal year ending February 2, 2002. Past comparable store sales results may not be indicative of future results. As a result, the unpredictability of our comparable store sales may cause our revenues and operating results to vary quarter to quarter, and an unanticipated decline in revenues may cause our stock price to fluctuate.

We depend on a number of key vendors to supply our merchandise and provide critical services, and the loss of any one of our key vendors may result in a loss of sales revenues and significantly harm our operating results.

      Our performance depends on our ability to purchase our merchandise in sufficient quantities at competitive prices. Although we have many sources of merchandise, two of our vendors, Mitchell Gold, a manufacturer of upholstered furniture, and Robert Abbey Inc., a manufacturer of table and floor lamps, together accounted for approximately 17% of our aggregate merchandise purchases in the fiscal year ended

February 3, 2001. In addition, our smaller vendors generally have limited resources, production capacities and operating histories, and some of our vendors have limited the distribution of their merchandise in the past. We have no long-term purchase contracts or other contractual assurances of continued supply, pricing or access to new products, and any vendor or distributor could discontinue selling to us at any time. We may not be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future, or be able to develop relationships with new vendors to expand our options or replace discontinued vendors. Our inability to acquire suitable merchandise in the future or the loss of one or more key vendors and our failure to replace any one or more of them may have a material adverse effect on our business, results of operations and financial condition.

      In addition, a single vendor supports the majority of our management information systems, and we have historically employed a single general contractor to oversee the construction of our new stores. A failure by the vendor to support our management information systems or by the contractor to provide its services adequately upon request in the future could have a material adverse effect on our business, results of operations and financial condition.

A disruption in any of our three distribution centers’ operations would materially affect our operating results.

      The distribution functions for our stores are currently handled from our facilities in Hayward and Tracy, California and Baltimore, Maryland. Any significant interruption in the operation of any of these facilities would have a material adverse effect on our financial condition and results of operations. Moreover, a failure to successfully coordinate the operations of these facilities also could have a material adverse effect on our financial condition and results of operations.

We are dependent on external funding sources which may not make available to us sufficient funds when we need them.

      We, like other emerging-growth retailers, rely significantly on external funding sources to finance our operations and growth. Any reduction in cash flow from operations could increase our external funding requirements to levels above those currently available to us. While we currently have in place an $85.0 million credit facility, the amount available under this facility is typically much less than the $85.0 million stated maximum limit of the facility because the availability of eligible collateral for purposes of the borrowing base limitations in the credit facility usually reduces the overall credit amount otherwise available at any given time. We currently believe that the combination of the March 2001 preferred stock financing, the May and November 2001 common stock financings, our cash flow from operations and funds available under our credit facility will satisfy our capital requirements for at least the next 12 months. However, continued weakening of, or other adverse developments concerning, our sales performance or adverse developments concerning the availability of credit under our credit facility due to covenant limitations or other factors could limit the overall availability of funds to us. In particular, we may experience cash flow shortfalls in the future and any increase in external funding required by these shortfalls may not be available to us.

Because our business requires a substantial level of liquidity, we are dependent upon a credit facility with numerous restrictive covenants that limit our flexibility.

      Our business requires substantial liquidity in order to finance inventory purchases, the employment of sales personnel for the peak holiday period, publicity for the holiday buying season and other similar advance expenses. In addition, other activities such as expenses of our direct-to-customer business may require additional capital expenditures. We currently have in place a credit facility with a syndicate of lenders, which includes, among others, Fleet Capital Corporation. Over the past several years, we have entered into numerous modifications of this credit facility, primarily to address changes in the covenant requirements to which we are subject.

      During the second quarter of fiscal 2001, we permanently paid down Tranche C of our amended credit facility. As a result, our credit facility now provides for an overall commitment of $85.0 million, of which up to

$20.0 million is available for letters of credit. Covenants in the credit facility include, among others, ones that limit our ability to incur additional debt, make liens, make investments, consolidate, merge or acquire other businesses and sell assets, pay dividends and other distributions, and enter into transactions with affiliates. These covenants restrict numerous aspects of our business. Moreover, financial performance covenants require us, among other things, not to exceed particular capital expenditure limits. The credit facility also includes a borrowing base formula to address the availability of credit under the facility at any given time based upon numerous factors, including eligible inventory and eligible accounts receivable (subject to the overall maximum cap on total borrowings). Consequently, the availability of eligible collateral for purposes of the borrowing base formula may limit our ability to borrow under the credit facility. Moreover, failure to comply with the terms of the credit facility would entitle the secured lenders to foreclose on our assets, including our accounts, inventory, general intangibles, equipment, goods, fixtures and chattel paper. The secured lenders would be repaid from the proceeds of the liquidation of those assets before the assets would be available for distribution to other creditors and, lastly, to the holders of our capital stock. Our ability to satisfy the financial and other restrictive covenants may be affected by events beyond our control.

We may be unable to raise additional funds that we will need to remain competitive.

      We depend on a number of different financing sources to fund our continued operations, including third party financings and borrowings that may include debt, equity or other securities. However, we cannot assure you that we will be able to raise funds on favorable terms, if at all, or that future financing requirements would not be dilutive to holders of our capital stock. In the event that we are unable to obtain additional funds on acceptable terms or otherwise, we may be unable or determine not to take advantage of new opportunities or take other actions that otherwise might be important to our operations. Additionally, we may need to raise additional funds in order to take advantage of unanticipated opportunities. We also may need to raise additional funds to respond to changing business conditions or unanticipated competitive pressures. If we fail to raise sufficient funds, we may be required to delay or abandon some of our planned future expenditures or aspects of our current operations.

We have interest and other expense which may impact our future operations.

      High levels of interest and other expense have had and could have negative effects on our future operations. Interest and other expense increased $4.4 million to $5.8 million for the fiscal year ended February 3, 2001 from $1.4 million for the fiscal year ended January 29, 2000. For the fiscal year ended January 29, 2000, interest expense increased only $0.5 million to $1.4 million. The increase in interest expense in the past fiscal year resulted from both an increase in the average borrowings outstanding and an increase in the average interest rate. However, cash generated from our operations was not sufficient to cover operating expenses and capital expenditures. Consequently, we were required to make continuous borrowings under our credit facility during the fiscal year ended February 3, 2001. While our credit facility was amended in March 2001 and September 2001 to provide us with more favorable interest rates, a substantial portion of our cash flow from operations must be used to pay our interest expense and will not be available for other business purposes. Interest expense continues to be a significant use of our available cash. Our ability to meet our debt and other obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors. In addition, we may need to incur additional indebtedness in the future. Many of these factors are beyond our control. We cannot assure you that our business will generate sufficient cash flow or that future financings will be available to provide sufficient proceeds to meet our obligations or to service our total debt.

We are subject to trade restrictions and other risks associated with our dependence on foreign imports for our merchandise.

      During the fiscal year ended February 3, 2001, we purchased approximately 18% of our merchandise directly from vendors located abroad and expect that such purchases will increase as a percentage of total merchandise purchases for the fiscal year ending on February 2, 2002. As an importer, our future success will depend in large measure upon our ability to maintain our existing foreign supplier relationships and to develop new ones. While we rely on our long-term relationships with our foreign vendors, we have no long-term contracts with them. Additionally, many of our imported products are subject to existing duties, tariffs and quotas that may limit the quantity of some types of goods which we may import into the United States. Our dependence on foreign imports also makes us vulnerable to risks associated with products manufactured abroad, including, among other things, changes in import duties, tariffs and quotas, loss of “most favored nation” trading status by the United States in relation to a particular foreign country, work stoppages, delays in shipments, freight cost increases, economic uncertainties, including inflation, foreign government regulations, and political unrest and trade restrictions, including the United States retaliating against protectionist foreign trade practices. If any of these or other factors were to render the conduct of business in particular countries undesirable or impractical, our financial condition and results of operations could be materially adversely affected.

      While we believe that we could find alternative sources of supply, an interruption or delay in supply from our foreign sources, or the imposition of additional duties, taxes or other charges on these imports, could have a material adverse effect on our business, financial condition and results of operations unless and until alternative supply arrangements are secured. Moreover, products from alternative sources may be of lesser quality and/or more expensive than those we currently purchase, resulting in a loss of sales revenues to us.

As an importer we are subject to the effects of currency fluctuations related to our purchases of foreign merchandise.

      While most of our purchases outside of the United States currently are settled in U.S. dollars, it is possible that a growing number of them in the future may be made in currencies other than the U.S. dollar. Historically, we have not hedged our currency risk and do not currently anticipate doing so in the future. However, because our financial results are reported in U.S. dollars, fluctuations in the rates of exchange between the U.S. dollar and other currencies may have a material adverse effect on our financial condition and results of operations in the future.

Increased investments related to our direct-to-customer business may not generate a corresponding increase in profits to our business.

      We may invest additional resources in the expansion of our direct-to-customer business which could increase the risks associated with aspects of this business. While we out-source the fulfillment aspects of this segment, including telemarketing, customer service and distribution, to New Roads Corporation, increased efforts in our direct-to-customer business could result in material changes in our operating costs, including increased merchandise inventory costs and costs for paper and postage associated with the distribution and shipping of catalogs and product. Although we intend to attempt to mitigate the impact of these increases by improving efficiencies, we cannot assure you that cost increases associated with our direct-to-customer business will not have an adverse effect on the profitability of our business.

We may not be able to successfully anticipate changes in consumer trends and our failure to do so may lead to loss of sales revenues and the closing of under-performing stores.

      Our success depends on our ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. Moreover, our new management team is redefining and redirecting the focus of our stores, and implementing changes in the nature and types of many products we sell. If we misjudge market trends, we may significantly overstock unpopular products and be forced to take significant inventory markdowns, which would have a negative impact on our operating results. Conversely, shortages of items which prove popular could have a material adverse effect on our operating results.

      We believe there is a lifestyle trend toward increased interest in home renovation and interior decorating, and we further believe we are benefiting from such a trend. The failure of this trend to materialize or a decline in such a trend could adversely affect consumer interest in our major product lines. Moreover, our products must appeal to a broad range of consumers whose preferences cannot always be predicted with certainty and may change between sales seasons. If we misjudge either the market for our merchandise or our customers’

purchasing habits, we may experience a material decline in sales or be required to sell inventory at reduced margins. We could also suffer a loss of customer goodwill if we do not adhere to our quality control or service procedures or otherwise fail to ensure satisfactory quality of our products. These outcomes may have a material adverse effect on our business, operating results and financial condition.

      A material decline in sales and other adverse conditions resulting from our failure to accurately anticipate changes in merchandise trends and consumer demands may further require us to close under-performing stores. The closure of such stores would subject us to additional costs including, but not limited to, taking reserves on impaired assets, loss of goodwill and costs associated with outstanding lease obligations.

Our success is highly dependent on new manufacturers and suppliers with whom we do not have a long history working together.

      As our management team changes the nature and types of the many products that we sell, we anticipate changes in some of the manufacturers and suppliers of our products. Many of these manufacturers and suppliers will be new to us, and many of them will be located abroad. We cannot assure you that they will be reliable sources of our products. Moreover, these manufacturers and suppliers may be small and undercapitalized firms which produce limited numbers of items. Given their limited resources, these firms might be susceptible to production difficulties, quality control issues and problems in delivering agreed-upon quantities on schedule. We cannot assure you that we would be able, if necessary, to return products to these suppliers and obtain refunds of our purchase price or obtain reimbursement or indemnification from them if their products prove defective. These suppliers and manufacturers also may be unable to withstand the current downturn in the U.S. or worldwide economy. Significant failures on the part of these new suppliers or manufacturers could have a material adverse effect on our operating results.

      In addition, many of these suppliers and manufacturers will require extensive advance notice of our requirements in order to produce products in the quantities we desire. This long lead time requires us to place orders far in advance of the time when certain products will be offered for sale, thereby exposing us to risks relating to shifts in customer demands and trends, and any downturn in the U.S. economy.

Our success is highly dependent on improvements to our planning and control processes and our supply chain.

      An important part of our efforts to achieve efficiencies, cost reductions and sales growth is the identification and implementation of improvements to our planning, logistical and distribution infrastructure and our supply chain, including merchandise ordering, transportation and receipt processing. An inability to improve our planning and control processes or to take full advantage of supply chain opportunities could have a material adverse effect on our operating results.

We depend on key personnel and could be affected by the loss of their services because of the limited number of qualified people in our industry.

      The success of our business will continue to depend upon our key personnel, including our new President and Chief Executive Officer, Mr. Gary G. Friedman. During the last year, we have experienced significant turnover in our executive staff, including the departure of our Chief Operating Officer and Chief Financial Officer. We have hired a new Chief Financial Officer, a new Chief Operating Officer and a number of other new executive personnel. Although we believe that the hiring of such personnel will offer an opportunity to expand our management team with persons that can assist in implementing our new direction, turnover in personnel and the recruitment and retention of a new executive staff created a number of significant challenges for us. For instance, the responsibilities of the Chief Financial Officer include budgeting, financial forecasting and related areas of financial management. Although we experienced transitional difficulties in administration in these areas in connection with the departure of our former Chief Financial Officer, the retention of our new Chief Financial Officer has allowed us to move rapidly to address these transitional issues.

      Additionally, competition for qualified employees and personnel in the retail industry is intense. The process of locating personnel with the combination of skills and attributes required to carry out our goals is often lengthy. Our success depends to a significant degree upon our ability to attract, retain and motivate qualified management, marketing and sales personnel, in particular store managers, and upon the continued contributions of these people. We cannot assure you that we will be successful in attracting and retaining qualified executives and personnel. In addition, our employees may voluntarily terminate their employment with us at any time. We also do not maintain any key man life insurance. The loss of the services of key personnel or our failure to attract additional qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

Fast growth of our company coupled with changes in general economic conditions have impacted our profitability.

      In fiscal years 1999 and 2000, we experienced rapid growth and, as a result, our costs and expenditures outpaced our revenues. Following this growth, the economy in the United States of America began to weaken. The combination of these two factors impacted our profitability. In fiscal years 1999 and 2000 we were not profitable. Moreover, the first three quarters comparable sales growth for fiscal year 2001 were negative as compared with the same period of the prior fiscal year. Accordingly, if this trend were to continue, it may have a material adverse effect on our business, operating results and financial condition.

Changes in general economic conditions affect consumer spending and may significantly harm our revenues and results of operations.

      We believe that there currently is a general trend in the economy of weakening retail sales, and we further believe that we may continue to be hurt by this trend. In particular, a weakening environment for retail sales could adversely affect consumer interest in our major product lines. Our comparable store net sales decreased 1% for the fiscal year ended February 3, 2001. Our third quarter sales for the fiscal year ending February 2, 2002 decreased 5.4% from the same period of the prior year. Additionally, in fiscal years 2000 and 1999 we were not profitable. The success of our business depends to a significant extent upon the level of consumer spending, and a number of economic conditions affect the level of consumer spending on merchandise that we offer, including, among other things, the general state of the economy, general business conditions, the level of consumer debt, interest rates, taxation and consumer confidence in future economic conditions. More generally, reduced consumer confidence and spending may result in reduced demand for our products and limitations on our ability to increase prices. They also may require increased levels of selling and promotional expenses. Adverse economic conditions and any related decrease in consumer demand for discretionary items such as those offered by us could have a material adverse effect on our business, results of operations and financial condition.

We face an extremely competitive specialty retail business market.

      The retail market is highly competitive. We compete against a diverse group of retailers ranging from specialty stores to traditional furniture stores and department stores. Our product offerings also compete with a variety of national, regional and local retailers. We also compete with these and other retailers for customers, suitable retail locations, suppliers and qualified employees and management personnel. Many of our competitors have significantly greater financial, marketing and other resources. Moreover, increased competition may result in potential or actual litigation between us and our competitors relating to such activities as competitive sales and hiring practices, exclusive relationships with key suppliers and manufacturers and other matters. As a result, increased competition may adversely affect our future financial performance, and we cannot assure you that we will be able to compete successfully in the future.

Terrorist attacks and threats or actual war may negatively impact all aspects of our operations, revenues, costs and stock price.

      Recent terrorist attacks in the United States, as well as future events occurring in response or connection to them, including, without limitation, future terrorist attacks or threats against United States targets, rumors or threats of war, actual conflicts involving the United States or its allies or military or trade disruptions impacting our domestic or foreign suppliers of merchandise, may impact our operations. The potential impact to our operations includes, among other things, delays or losses in the delivery of merchandise to us and decreased sales of the products we carry. Additionally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. and worldwide financial markets and economy. They also could result in economic recession in the U.S. or abroad. Any of these occurrences could have a significant impact on our operating results, revenues and costs and may result in the volatility of the market price for our common stock and on the future price of our common stock.

Our common stock price may be volatile.

      The market price of our common stock has fluctuated significantly in the past, and is likely to continue to be highly volatile. In addition, the trading volume in our common stock has fluctuated, and significant price variations can occur as a result. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. In addition, the U.S. equity markets have from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the stocks of emerging-growth companies. These broad market fluctuations may materially adversely affect the market price of our common stock in the future. Such variations may be the result of changes in the trading characteristics that prevail in the market for our common stock, including low trading volumes, trading volume fluctuations and other similar factors that are particularly common among highly volatile securities of emerging-growth companies. Variations also may be the result of changes in our business, operations or prospects, announcements or activities by our competitors, entering into new contractual relationships with key suppliers or manufacturers by us or our competitors, proposed acquisitions by us or our competitors, financial results that fail to meet public market analysts’ expectations, changes in stock market analysts’ recommendations regarding us, other retail companies or the retail industry in general, and domestic and international market and economic conditions.

Future sales of our common stock in the public market could adversely affect our stock price and our ability to raise funds in new equity offerings.

      We cannot predict the effect, if any, that future sales of shares of our common stock or the availability for future sale of shares of our common stock or securities convertible into or exercisable for our common stock will have on the market price of our common stock prevailing from time to time. For example, in connection with our May 2001 common stock financing, we filed a registration statement on Form S-3 with the Securities and Exchange Commission on June 1, 2001 to register approximately 4.5 million shares of our common stock acquired by the investors in the financing. The registration statement became effective on July 6, 2001. Additionally, in connection with our November 2001 common stock financing, we filed a registration statement on Form S-3 with the Securities and Exchange Commission to register approximately 4.5 million shares of our common stock issued to the investors in the financing. And, in connection with our March 2001 preferred stock financing, we filed a registration statement on Form S-3, of which this prospectus is a part, with the Securities and Exchange Commission to register approximately 6.8 million shares of our common stock issued, or to be issued upon the conversion of our Series A preferred stock, to the investors in the financing. Sale, or the availability for sale, of substantial amounts of common stock by our existing stockholders pursuant to an effective registration statement or under Rule 144, through the exercise of registration rights or the issuance of shares of common stock upon the exercise of stock options or warrants, or the conversion of our preferred stock, or the perception that such sales or issuances could occur, could adversely affect prevailing market prices for our common stock and could materially impair our future ability to raise capital through an offering of equity securities.

We are subject to anti-takeover provisions and the terms and conditions of our preferred stock financing that could delay or prevent an acquisition and could adversely affect the price of our common stock.

      Our Second Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws, certain provisions of Delaware law and the certificate of designation governing the rights, preferences and privileges of our preferred stock may make it difficult in some respects to cause a change in control of our company and replace incumbent management. For example, our Second Amended and

Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws provide for a classified board of directors. With a classified board of directors, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in the majority of the board. As a result, a provision relating to a classified board may discourage proxy contests for the election of directors or purchases of a substantial block of our common stock because its provisions could operate to prevent obtaining control of the board in a relatively short period of time.

      Separately, the holders of our preferred stock have the right to designate two members of our board of directors, and they also have a number of voting rights pursuant to the terms of the certificate of designation which could potentially delay, defer or prevent a change of control. In particular, the holders of our Series A preferred stock have the right to approve a number of actions by us, including mergers, consolidations, acquisitions and similar transactions in which the holders of Series A preferred stock and common stock do not receive at least three times the then existing conversion price per share of the Series A preferred stock. This right may create a potentially discouraging effect on, among other things, any third party’s interest in completing these types of transactions with us. Consequently, the terms and conditions under which we issued our preferred stock, coupled with the existence of other anti-takeover provisions, may collectively have a negative impact on the price of our common stock, may discourage third-party bidders from making a bid for our company or may reduce any premiums paid to our stockholders for their common stock.

      In addition, our board of directors has the authority to fix the rights and preferences of, and to issue shares of, our preferred stock, which may have the effect of delaying or preventing a change in control of our company without action by holders of our common stock.

SAFE HARBOR STATEMENTS UNDER THE PRIVATE

SECURITIES LITIGATION REFORM ACT OF 1995

      This prospectus includes “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. The safe harbor provisions of the Securities Exchange Act of 1934 and the Securities Act of 1933 apply to forward-looking statements made by us. These statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should” or “anticipates” or the negatives or variations of these terms, and other comparable terminology. In addition, any statements discussing strategy that involve risks and uncertainties are forward-looking.

      Forward-looking statements involve risks and uncertainties, including those risks and uncertainties identified in the section of this prospectus beginning on page 1 titled “Risk Factors” and those risks and uncertainties identified elsewhere in, or incorporated by reference into, this prospectus. Due to these risks and uncertainties, the actual results that we achieve may differ materially from these forward-looking statements. These forward-looking statements are based on current expectations. In preparing this prospectus, we have made a number of assumptions and projections about the future of our business. These assumptions and projections could be wrong for several reasons including, but not limited to, those factors identified in the “Risk Factors” section.

      You are urged to carefully review and consider the various disclosures that we make in this prospectus, any subsequent prospectus supplement and in our other reports filed with the SEC. These disclosures attempt to advise interested parties of the risk factors that may affect our business.

ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS

      We entered into an amended and restated Series A and B preferred stock purchase agreement, dated as of March 21, 2001, with a number of accredited investors pursuant to which these investors paid us an aggregate of approximately $15 million in consideration for 6,820 shares of our Series A preferred stock, par value $0.0001 per share, and 8,180 shares of our Series B preferred stock, par value $0.0001 per share, each at a price of $1,000 per share. On July 11, 2001, our stockholders approved the automatic conversion of all of our Series B preferred stock into Series A preferred stock on a one-to-one basis. The Series A preferred stock is convertible into shares of common stock pursuant to a ratio of one Series A preferred stock to 500.9267144 shares of common stock, subject to a number of antidilution adjustments.

      Pursuant to the amended and restated Series A and B preferred stock purchase agreement, the accredited investors who purchased shares of our Series A preferred stock have the right to nominate designees to our board of directors as follows. As long as the investors and their affiliates hold, in the aggregate, more than 50% of their total Series A preferred stock or shares of common stock received upon conversion of their Series A preferred stock, they are entitled to have two designees nominated to the board and be represented by the investors’ designees on all board committees. As long as the investors and their affiliates hold, in the aggregate, more than 25% of their total Series A preferred stock or shares of common stock received upon conversion of their Series A preferred stock, they are entitled to have one designee nominated to the Board and be represented by an investors’ designee on all board committees. Notwithstanding the foregoing, as long as Palladin Capital Group, Inc. and its affiliates continue to hold at least 50% of the shares of Series A preferred stock originally issued to them or such equivalent number of shares of common stock upon any conversion of Series A preferred stock, we will cause a designee of Palladin Capital Group, Inc. and its affiliates to be nominated as one of our directors, and we will use our best efforts to cause the election of the designee to our board of directors. Similarly, as long as Reservoir Capital Group, L.L.C. and its affiliates and Glenhill Capital, L.P. continue to hold at least 50% of the shares of Series A preferred stock originally issued to them or the equivalent number of shares of common stock upon any conversion of the Series A preferred stock, we will cause their designee to be nominated as one of our directors, and we will use our best efforts to cause the election of the designee to our board of directors. In no event will the total number of directors which the holders of the Series A preferred stock and the investors (including the Palladin and Reservoir-Glenhill groups) are entitled to (i) elect by a class vote of the Series A preferred stock or (ii) have nominated for election by us, and have us exercise our best efforts to secure the election of, be greater than two members of our board.

      Our certificate of designation also provides for the election of investor designees to our board under similar circumstances under which the investors would have the right to nominate investor designees to our board as described in the paragraph above. However, our certificate of designation also provides that, if more than 50% of the shares of the Series A preferred stock or such equivalent number of shares of common stock issued upon conversion of the Series A preferred stock are transferred to one of our competitors (as defined in our certificate of designation), the holders of Series A preferred stock and shares of common stock received upon conversion of their Series A preferred stock will not be entitled to elect any of the directors such holders would otherwise have a separate right as a class to elect as described above.

      The amended and restated Series A and B preferred stock purchase agreement further provides for certain director approvals relating to our major decisions. In particular, approval of a majority of the entire board is required for:

•	our issuance of securities (whether equity or debt securities); and

•	acquisitions or dispositions of material assets, joint venture arrangements and material or extraordinary licensing arrangements.

      The following actions require approval of a majority of the board and, so long as the investors and their affiliates hold, in the aggregate, more than 30% of the shares of Series A preferred stock originally issued to the investors and their affiliates, or more than 50% of the shares of our common stock received upon conversion of their Series A preferred stock (including any Series A preferred stock on an as-if converted basis), at least one investors’ designee to the board:

•	the incurrence of debt over $10,000,000, other than debt incurred for the purpose of redeeming in full our preferred stock or refinancing existing debt on terms not materially less favorable to us than the debt refinanced;

•	the approval of, and any amendment or changes to, the corporate budget; and

•	the hiring, dismissal, election or removal of our Chairman, Chief Executive Officer, President, Chief Financial Officer or Chief Operating Officer as well as any equivalent members of our senior management and any material changes to the terms and conditions of these officers’ employment.

      In addition, the amended and restated Series A and B preferred stock purchase agreement contains a standstill agreement, pursuant to which, until March 22, 2004, each investor and each of its affiliates agrees not to:

•	agree to acquire any voting securities or rights to acquire any of our voting securities or securities of our subsidiaries, or any of our assets or assets of our subsidiaries, other than the purchase in open market transactions of shares of our common stock representing in the aggregate for Palladin Capital IX, LLC and the Reservoir group not more than 5% of the total number of our outstanding common stock;

•	other than with respect to the election of directors by the holders of our Series A preferred stock voting as a separate class, in any way participate in any solicitation of proxies to vote or seek to advise or influence any person or entity with respect to the voting of any of our voting securities;

•	make any public announcement with respect to, or submit a proposal for, any extraordinary transaction involving us or any of our securities or assets;

•	form, join or in any way participate in a “group” as defined in the Exchange Act in connection with any of the foregoing; or

•	take any action that could reasonably be expected to require us to make a public announcement regarding the possibility of any of the events described above.

      The foregoing provisions and restrictions do not apply to our Chief Executive Officer acting in his sole capacity as an officer of our company. During the restricted period, each investor must advise us of any inquiry or proposal made to it or, to its knowledge, its affiliates with respect to the above. These restrictions will terminate on the occurrence of:

•	specified events relating to the acquisition of us by third parties;

•	if the equity interest of an investor and its affiliates in us is less than 8% of our outstanding common stock; or

•	when any board nominee of an investor entitled to designate a director (as part of its rights as a holder of our Series A preferred stock) and for whom Palladin Capital IX, LLC and the Reservoir group have voted all of their shares is not elected to, or kept as a member of, our board of directors.

      The amended and restated Series A and B preferred stock purchase agreement also includes a lock-up agreement with regard to the shares held by Gary G. Friedman, our President and Chief Executive Officer. Under the terms of the lock-up agreement, Mr. Friedman agrees that (except for the pledge of stock to secure loans made to Mr. Friedman by us) until March 21, 2003, he will not transfer any Series A preferred stock, common stock or other securities held by him if, as a result of any such transfer, Mr. Friedman will have transferred more than 20% of the common stock and securities convertible into common stock (on an as-if converted basis) acquired by Mr. Friedman upon execution of the amended and restated Series A and B preferred stock purchase agreement and consummation of the transactions contemplated by that agreement. This restriction does not apply to certain transfers, including transfers to immediate family members or transfers of common stock acquired on the open market after March 22, 2001. In addition to the right to make transfers as describe above, Mr. Friedman will also be entitled to make transfers of such additional percentage of our securities, including common stock and any securities convertible into common stock (on an as-if converted basis), held by Mr. Friedman upon consummation of the transactions contemplated by the amended and restated Series A and B preferred stock purchase agreement as is equal to the aggregate cumulative percentage of transfers of our securities, including common stock and any securities convertible into common stock (on an as-if converted basis), made from time to time by Palladin Capital IX, LLC, the Reservoir group and Glenhill Capital, L.P. of their original investment in our preferred stock since March 22, 2001.

      In connection with the transactions contemplated by the amended and restated Series A and B preferred stock purchase agreement, Palladin Capital IX, LLC, the Reservoir group, Glenhill Capital, L.P. and certain other investors, including, among others, Mr. Friedman, also entered into an amended and restated letter agreement, dated as of March 21, 2001, regarding short sales of our common stock and a voting agreement with respect to our common stock. If these investors collectively engage in short sales transactions, or in derivative transactions with the economic effect of short sales that substantially relieve these investors of the economic risks and benefits of ownership of our equity, in an aggregate amount totaling,

•	on or before June 24, 2002, more than 50% of the number of shares of our common stock which the then current number of Series A preferred stock held by all investors in the Series A preferred stock are convertible into, either directly or through affiliates, at any time while holding any of the Series A preferred stock, or

•	after June 24, 2002, more than the greater of (A) the aggregate outstanding amount of short sales, or derivative transactions with the economic effect of short sales, of such investors as of June 24, 2002 and (B) 25% of the number of shares of our common stock which the then current number of Series A preferred stock held by the investors are convertible into, either directly or through affiliates, at any time while holding any of the Series A preferred stock, any such excess shares shall be treated as a sale of the investors’ equity interests in us for purposes of determining the investors’ rights in us, including voting rights and standstill obligations. Each of Palladin Capital IX, LLC, the Reservoir group, Glenhill Capital, L.P. and certain other investors have agreed further that each of them may engage in short sales transactions, or in derivative transactions with the economic effect of short sales transactions, with respect to no more than their pro rata number of shares based on the total number of shares of common stock into which the aggregate Series A preferred stock held by each of them on the date of the agreement is convertible.

      The letter agreement also provides an agreement relating to the voting for director designees of our company. For as long as holders of Series A preferred stock are entitled to elect two of our directors, the Reservoir-Glenhill group and Palladin Capital IX, LLC each agrees to vote all shares of Series A preferred stock and any common stock issuable upon conversion of their Series A preferred stock to appoint and elect the designee of the other as our director. At a time when Palladin Capital IX, LLC and the Reservoir-Glenhill group are entitled to elect only one director, then each of Palladin Capital IX, LLC and the Reservoir-Glenhill group agrees to vote all of their shares of Series A preferred stock and any common stock issuable upon conversion of their Series A preferred stock then held by each of them to appoint and elect the designee of Palladin Capital IX, LLC or the Reservoir-Glenhill group that holds the greater number of shares of Series A preferred stock and common stock issuable upon conversion of their Series A preferred stock.

      As part of our agreement with the Series A and B investors, we agreed to provide information and inspections rights to the investors as follows. For so long as an investor holds at least the lesser of (A) 10% of the shares of preferred stock (or underlying common stock) held by such investor upon the consummation of the transactions contemplated by the amended and restated Series A and B preferred stock purchase agreement and (B) preferred stock (or underlying common stock) having an original purchase price of $500,000, we will deliver to the investor:

•	our audited annual financial statements within 90 days after the end of each fiscal year;

•	our unaudited quarterly financial statements within 45 days after the end of each fiscal quarter;

•	unless requested otherwise, our monthly financial statements within 30 days after the end of each month;

•	unless requested otherwise, all additional information provided to our lenders and other equity holders; and

•	upon written request, such other information as the investor shall reasonably request.

      As part of our agreement with the Series A and B investors, we agreed, among other things, to file a registration statement, of which this prospectus is a part, to register the resale of the shares of common stock issued, or issuable, upon conversion of the Series A preferred stock in connection with the Series A and B preferred stock financing. Mr. Friedman, our President and Chief Executive Officer, and Kendal Agins Friedman, his spouse, are entitled to have included in this registration statement shares of common stock issued, or issuable, to them in connection with such financing. Each has elected not to have such shares included in the registration statement. Each also has informed us that, as of September 19, 2001, he or she has no present intention of selling any such shares of our common stock. We do not intend to provide updates to this prospectus with regard to any sales of, or intentions to sell, our common stock by Mr. or Mrs. Friedman to any other party, including other selling stockholders.

USE OF PROCEEDS

      All of the shares being offered under this prospectus and, if applicable, any prospectus supplement, are offered by the selling stockholders, which term includes their transferees, pledgees or donees or other successors in interest. The proceeds from the sale of the common stock are solely for the account of the selling stockholders. Accordingly, we will not receive any proceeds from the sale of common stock by the selling stockholders.

PLAN OF DISTRIBUTION

      The shares of common stock covered by this prospectus and, if applicable, any prospectus supplement may be offered and sold from time to time in one or more transactions by the selling stockholders, which term includes their transferees, pledgees or donees or other successors in interest. These transactions may involve crosses or block transactions. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares of common stock may be sold by one or more of the following means of distribution:

•	on any of the U.S. securities exchanges or quotation services where shares of our common stock are listed or quoted at the time of sale, including Nasdaq where our common stock is listed as of the date of this prospectus;

•	in the over-the-counter market in accordance with the rules of Nasdaq;

•	in transactions otherwise than on the exchanges or services or in the over-the-counter market described above;

•	in negotiated transactions or otherwise, including an underwritten offering;

•	by pledge or by grant of a security interest in the shares to secure debts and other obligations;

•	through the writing of options, whether the options are listed on an options exchange or otherwise;

•	in connection with the writing of non-traded and exchange-traded call options or put options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

•	through the distribution of the shares by any selling stockholder to its partners, members or stockholders;

•	a block trade in which the broker-dealer so engaged will attempt to sell shares of common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus;

•	short sales;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; or

•	a combination of any of the above transactions.

      The selling stockholders may also transfer the shares by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the shares.

      To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. In addition, any shares of common stock that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

      In effecting sales, underwriters, broker-dealers or agents engaged by the selling stockholders may arrange for other underwriters, broker-dealers or agents to participate. The selling stockholders and any underwriters, broker-dealers or agents who participate in the distribution of these shares may be deemed to be “underwriters” under the Securities Act and any discount, commission, concession or profits received by these persons might be deemed to be an underwriting discount or commission under the Securities Act. The selling stockholders who are “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

      The selling stockholders may sell their shares at market prices prevailing at the time of sale, at varying prices at the time of sale, at negotiated prices or at fixed prices. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of the shares of common stock to be made directly or through agents.

      The selling stockholders may sell their shares directly to purchasers or may use underwriters, broker-dealers or agents to sell their shares. Underwriters, broker-dealers or agents who sell the shares may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or they may receive compensation from purchasers of the shares for whom they acted as agents or to whom they sold the shares as principal, or both. The compensation as to a particular underwriter, broker-dealer or agent will not be in excess of eight percent (8%) of the selling price of the shares sold by the particular underwriter, broker-dealer or agent.

      Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share. To the extent that these broker-dealers are unable to do so acting as agent for the selling stockholders, they may purchase as principals any unsold shares at the price required to fulfill the broker-dealers’ commitment to the selling stockholders. Broker-dealers who acquire shares as principals may thereafter resell these shares from time to time in transactions on any of the U.S. securities exchanges or quotation services where our common stock is listed or quoted, in the over-the-counter market, in negotiated transactions or by a combination of these methods of sale or otherwise. These transactions may involve crosses and block transactions and may involve sales to and through other broker-dealers, including transactions of the nature described above. Moreover, these transactions may be at market prices prevailing at the time of sale or at negotiated prices and, in connection with these resales, these broker-dealers may pay to or receive from the purchasers of these shares commissions computed as described above.

      From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder’s shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder’s shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

      A selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions and the broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the shares by those broker-dealers or other financial institutions. A selling stockholder may enter into options or other transactions with broker-dealers or other financial institutions that involve the delivery of the shares offered hereby to the broker-dealers or other financial institutions, who may then resell or otherwise transfer those shares pursuant to this prospectus. A selling stockholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the loaned shares offered hereby pursuant to this prospectus or upon a default may sell or otherwise transfer the pledged shares offered hereby pursuant to this prospectus.

      The selling stockholders are subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares. In addition, under the securities laws of certain states, the shares of common stock may be sold in these states only through registered or licensed brokers or dealers.

      We have agreed to indemnify the selling stockholders, any underwriters (as determined in the Securities Act) for the selling stockholders, each person, if any, who controls the selling stockholders or underwriters within the meaning of the Securities Act or the Exchange Act, and the partners, officers and directors of the selling stockholders, against certain liabilities, including liabilities under the Securities Act or the Exchange Act. The selling stockholders have agreed to indemnify us, our directors, any officers who signed the registration statement (of which this prospectus is a part), and each person, if any, who controls us (within the meaning of the Securities Act) as well as any underwriters, selling stockholders and partners, directors, officers and controlling persons of the selling stockholders (within the meaning of the Securities Act) against certain liabilities, including liabilities under the Securities Act or Exchange Act.

      We have agreed to maintain the effectiveness of the registration statement until the earliest of the following registration termination dates:

•	the time that all of the common stock covered by the registration statement, of which this prospectus is a part, are (a) sold in accordance with the plan of distribution set forth above and/or in an amendment to the registration statement and/or in a prospectus supplement to the prospectus or (b) able to be sold without registration within a three month period under Rule 144 of the Securities Act; or

•	the date on which each of the following has sold seventy-five percent (75%) of its shares of common stock having registration rights with us: (a) Palladin Capital IX, LLC, (b) Glenhill Capital, L.P. and (c) the group of entities consisting of Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. and Reservoir Capital Master Fund, L.P.; or

•	March 21, 2009.

      No sales may be made pursuant to this prospectus after the earlier of these registration termination dates unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of the effectiveness of the registration statement.

      We will pay all fees and expenses incurred in connection with preparing and filing the registration statement, any amendments to the registration statement, this prospectus and any prospectus supplements. The selling stockholders will pay any underwriter’s and broker’s discounts or commissions and similar selling expenses, if any, attributable in connection with the sale of common stock, including stock transfer taxes due or payable in connection with the sale of the shares.

      We cannot assure you that the selling stockholders will sell all or any of the common stock offered under the registration statement or any amendment of it.

SELLING STOCKHOLDERS

      The following tables set forth certain information, through January 25, 2002, with respect to the number of shares of our common stock owned by each selling stockholder. The information set forth below is based on information provided by or on behalf of the selling stockholders and, with regard to the beneficial holdings of the selling stockholders, is accurate only to the extent beneficial holdings information was disclosed to us by or on behalf of the selling stockholders. The selling stockholders and holders listed in any supplement to this prospectus, and any transferors, pledgees, donees or successors to these persons, may from time to time offer and sell, pursuant to this prospectus and any subsequent prospectus supplement, any and all of these shares. Any supplement to this prospectus may contain additional or varied information about the selling stockholders and/or additional holders, and any of their transferors, pledgees, donees or successors, the names of natural persons with voting or investment control over the shares offered, and the aggregate principal amount of the shares beneficially owned by each person that they are offering. This information will be obtained from the selling stockholders and/or additional holders.

      Except as otherwise described below, no selling stockholder, to our knowledge, held beneficially one percent or more of our outstanding common stock. Because the selling stockholders may offer all, some or none of the shares of our common stock listed below, no estimate can be given as to the amount or percentage of our common stock that will be held by the selling stockholders upon termination of any of the sales. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock in transactions exempt from the registration requirements of the Securities Act since the date on which they provided to us the information regarding their shares of common stock.

      We have filed with the SEC, under the Securities Act, a registration statement on Form S-3 of which this prospectus, and any subsequent prospectus supplements, form a part with respect to the resale of the shares of common stock from time to time on Nasdaq, in privately-negotiated transactions or otherwise.

      Except as indicated below or elsewhere in this prospectus, none of the selling stockholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. We may amend or supplement this prospectus from time to time to update the disclosure set forth in it.

      The shares of common stock offered by this prospectus may be offered from time to time by the selling stockholders named below:

	Shares of
	Common Stock
	Beneficially	Shares of
	Owned	Common Stock
	Prior to the	Offered
	Offering	by this
Names and Addresses of the Selling Stockholders(1)	(3)(4)(5)	Prospectus

Reservoir Capital Partners, L.P.(6)(7)	2,152,629	1,933,577
650 Madison Avenue, 26th Floor New York, New York 10022
Reservoir Capital Associates, L.P.(6)(8)	3,544	3,006
650 Madison Avenue, 26th Floor New York, New York 10022
Reservoir Capital Master Fund, L.P.(6)(9)	361,921	325,101
650 Madison Avenue, 26th Floor New York, New York 10022
Glenhill Capital, L.P.(10)	925,764	683,264
650 Madison Avenue, 26th Floor New York, New York 10022
Glenn J. Krevlin(10)(11)	67,612	60,612
650 Madison Avenue, 26th Floor New York, New York 10022

	Shares of
	Common Stock
	Beneficially	Shares of
	Owned	Common Stock
	Prior to the	Offered
	Offering	by this
Names and Addresses of the Selling Stockholders(1)	(3)(4)(5)	Prospectus

Keith Belling(12)	175,324	175,324
803 Castro Street San Francisco, California 94114
BM Partners I	50,093	50,093
803 Castro Street San Francisco, California 94114
Charles Schwab & Co., Inc., FBO	25,046	25,046
Keith Belling, IRA Charles Schwab & Company(12)
803 Castro Street San Francisco, California 94114
Morrison & Foerster LLP(13)(14)(15)(16)	35,065	35,065
425 Market Street San Francisco, California 94105
A.B.I.B. Family Partners, LTD	28,612	28,612
c/o Sentinel Advisors 546 5th Avenue, 19th Floor New York, New York 10036
M.P.A.G. Partners, Ltd.(15)	19,075	19,075
5 Woodleaf Avenue Redwood City, California 94061
Knickerbocker Ventures LLC(14)	27,452	27,452
c/o Morrison & Foerster LLP 425 Market Street San Francisco, California 94105
Gavin B. Grover(14)(16)	7,513	7,513
c/o Morrison & Foerster LLP 425 Market Street San Francisco, California 94105
Eda S.L. Tan(16)	2,505	2,505
c/o Morrison & Foerster LLP 425 Market Street San Francisco, California 94105
Michael G. O’Bryan(16)	2,505	2,505
c/o Morrison & Foerster LLP 425 Market Street San Francisco, California 94105
Robert S. Townsend(16)	2,505	2,505
c/o Morrison & Foerster LLP 425 Market Street San Francisco, California 94105
Palladin Capital IX, LLC(17)	3,080,699	3,080,699
c/o Palladin Capital Group, Inc.
One Rockefeller Plaza, 10th Floor New York, New York 10020

	Shares of
	Common Stock
	Beneficially	Shares of
	Owned	Common Stock
	Prior to the	Offered
	Offering	by this
Names and Addresses of the Selling Stockholders(1)	(3)(4)(5)	Prospectus

GB Retail Funding, LLC(18)	278,284	250,463
40 Broad Street, 11th Floor Boston, Massachusetts 02109
Jeffrey Tarrant	125,232	125,232
One Rockefeller Plaza, Suite 1010 New York, New York 10020
Total(2)	7,371,380	6,837,649

(1)	The names of the selling stockholders and the numbers of securities held by the selling stockholders may be amended subsequent to the date of this prospectus pursuant to Rule 424(b)(3) of the Securities Act.

(2)	Except for additional shares of common stock registered pursuant to Rule 416 in the event that applicable antidilution provisions with respect to conversion of the Series A preferred stock become operative, the aggregate number of shares offered by all selling stockholders shall not be increased after the effectiveness of the registration statement of which this prospectus is a part unless we file a separate registration statement reflective of such increased number of shares.

(3)	The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the person has sole or shared voting power or investment power and also any shares which the person has the right to acquire within 60 days of the date set forth in the applicable footnote through the conversion of a security or the exercise of any stock option or other right. Where shares of common stock beneficially owned by a selling stockholder in the table include shares of common stock owned by another selling stockholder in the table, the table reflects such shares only with regard to the named owner, although the footnotes note the beneficial relationship.

(4)	Unless otherwise indicated in the table or by footnote, all shares of common stock beneficially owned by the selling stockholders are shares issued, or issuable, upon conversion of the Series A preferred stock. Percentage ownership indicated in the footnotes below is based on 28,484,819 shares of our common stock outstanding as of January 23, 2002.

(5)	Assumes that, for each selling stockholder currently holding Series A preferred stock, the aggregate number of shares of Series A preferred stock held by that selling stockholder is converted to common stock pursuant to a ratio of one Series A preferred stock equal to 500.9267144 shares of common stock.

(6)	Although the limited partnership is not a broker-dealer or affiliated with a broker dealer, a few passive investors in the limited partnership representing a small portion of the overall investment in the limited partnership are associated with, or are affiliates of, broker-dealers.

(7)	In addition to shares of Series A preferred stock, Reservoir Capital Partners, L.P. owns 219,052 shares of our common stock. Reservoir Capital Partners, L.P. beneficially owned approximately 7.1% of our common stock as of January 23, 2002. Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P. and Reservoir Capital Master Fund, L.P. are affiliated entities. Reservoir Capital Group, L.L.C., an entity controlled by Reservoir Capital Management, L.L.C., serves as the general partner in each of Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P., and Reservoir Capital Master Fund, L.P.

(8)	In addition to shares of Series A preferred stock, Reservoir Capital Associates, L.P. owns 538 shares of our common stock. Reservoir Capital Associates, L.P., Reservoir Capital Partners, L.P. and Reservoir Capital Master Fund, L.P. are affiliated entities. Reservoir Capital Group, L.L.C., an entity controlled by Reservoir Capital Management, L.L.C., serves as the general partner in each of Reservoir Capital Partners L.P., Reservoir Capital Associates, L.P., and Reservoir Capital Master Fund, L.P.

(9)	In addition to shares of Series A preferred stock, Reservoir Capital Master Fund, L.P. owns 36,820 shares of our common stock. Reservoir Capital Master Fund, L.P. beneficially owned approximately 1.3% of our common stock as of January 23, 2002. Reservoir Capital Master Fund, L.P., Reservoir Capital Partners, L.P. and Reservoir Capital Associates, L.P. are affiliated entities. Reservoir Capital Group, L.L.C., an entity controlled by Reservoir Capital Management, L.L.C., serves as the general partner in each of Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P., and Reservoir Capital Master Fund, L.P.

(10)	In addition to the shares registered by Glenhill Capital, L.P., Glenhill Capital, L.P. owns 153,769 shares of our common stock. Additionally, Glenhill Capital Overseas Partners, Ltd., an affiliate of Glenhill Capital, L.P., owns 88,731 shares of our common stock. The general partner of Glenhill Capital, L.P., GJK Capital Management, is controlled by Glenn J. Krevlin, one of our directors. Glenhill Capital, L.P. beneficially owned approximately 3.2% of our common stock as of January 23, 2002.

(11)	Mr. Krevlin holds an option for 7,000 shares of our common stock exercisable within 60 days of January 23, 2002. Mr. Krevlin, individually and through Glenhill Capital L.P. and its affiliates, beneficially owned approximately 3.4% of our common stock as of January 23, 2002.

(12)	Keith Belling was hired as our consultant in connection with the hiring of Gary G. Friedman as our Chief Executive Officer and the completion of our Series A and B preferred stock financing in March 2001. Mr. Belling also was hired as our consultant in connection with our private placements of common stock in May and November 2001.

(13)	Morrison & Foerster LLP serves as our outside general counsel. Shares of common stock beneficially owned by Morrison & Foerster LLP do not include shares of our common stock controlled by individual partners in the partnership.

(14)	Gavin B. Grover, a partner at Morrison & Foerster LLP, serves as our Secretary. Gavin B. Grover controls Knickerbocker Ventures LLC with respect to investment and voting control over our common stock.

(15)	Michael S. Powlen, the general partner of M.P.A.G. Partners, Ltd., is a partner in Morrison & Foerster LLP. For purposes of the selling stockholder table, shares of our common stock beneficially owned by M.P.A.G. Partners, Ltd. are not included in the shares of common stock beneficially owned by Morrison & Foerster LLP or its individual partners.

(16)	Each of Gavin B. Grover, Eda S.L. Tan, Michael G. O’Bryan and Robert S. Townsend is a partner in Morrison & Foerster LLP. For purposes of the selling stockholder table, shares of our common stock beneficially owned by each of Gavin B. Grover, Eda S.L. Tan, Michael G. O’Bryan and Robert S. Townsend are not included in, and do not include, the shares of common stock beneficially owned by Morrison & Foerster LLP.

(17)	Mark J. Schwartz, the Managing Member of Palladin Investments, LLC, the Managing Member of Palladin Capital IX, LLC, is one of our directors. Palladin Capital IX, LLC beneficially owned approximately 9.8% of our common stock as of January 23, 2002.

(18)	In addition to the shares registered by GB Retail Funding, LLC, Enhanced Retail Funding, LLC, an affiliate of GB Retail Funding, LLC, owns 321 shares of our common stock and, separately, it is obligated in the future to deliver, pursuant to a short sale agreement, 27,500 shares of our common stock.

      Set forth below are the names of natural persons with voting or investment control over our common stock:

Names of Natural Persons with Voting or
Names of the Selling Stockholders	Investment Control Over Our Common Stock

Reservoir Capital Partners, L.P.	Daniel H. Stern
Reservoir Capital Associates, L.P.	Daniel H. Stern
Reservoir Capital Master Fund, L.P.	Daniel H. Stern
Glenhill Capital, L.P.	Glenn J. Krevlin
Glenn J. Krevlin	Glenn J. Krevlin
Keith Belling	Keith Belling
BM Partners I	Phil A. Belling
Charles Schwab & Co., Inc., FBO Keith Belling, IRA Charles Schwab & Company	Keith Belling
Morrison & Foerester LLP	An investment committee of Morrison & Foerster LLP, consisting of partners Gavin B. Grover, John W. Campbell III, John F. Delaney, Jordan Eth, Charles B. Friedman, Suzanne S. Graeser, Daniel G. McIntosh, Richard Scudellari and Michael S. Powlen
A.B.I.B. Family Partners, LTD	Ari Bergmann
M.P.A.G. Partners, Ltd.	Michael S. Powlen
Knickerbocker Ventures LLC	Gavin B. Grover
Gavin B. Grover	Gavin B. Grover
Eda S.L. Tan	Eda S.L. Tan
Michael G. O’Bryan	Michael G. O’Bryan
Robert S. Townsend	Robert S. Townsend
Palladin Capital IX, LLC	Mark J. Schwartz
GB Retail Funding, LLC	Michael G. Frieze, Robert C. Sager and Alan R. Goldstein
Jeffrey Tarrant	Jeffrey Tarrant

LEGAL MATTERS

      Certain legal matters with respect to the validity of the issuance of the common stock offered hereby will be passed upon by Morrison & Foerster LLP, San Francisco, California. Morrison & Foerster LLP, entities controlled by lawyers at Morrison & Foerster LLP and lawyers at Morrison & Foerster LLP noted above in the selling stockholder table owned, as of January 23, 2002, an aggregate of approximately 125,232 shares of our common stock on an as-converted basis. Additionally, Gavin B. Grover, a partner at Morrison & Foerster LLP, serves as our Secretary.

      Lawyers and employees of Morrison & Foerster LLP and entities controlled by lawyers at Morrison & Foerster LLP may engage in transactions in the open market or otherwise to purchase or sell our securities from time to time.

EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K/A for the fiscal year ended February 3, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement on Form S-3 which was filed with the Securities and Exchange Commission. This prospectus and any subsequent prospectus supplement do not contain all of the information in the registration statement. We have omitted from this prospectus some parts of the registration statement as permitted by the rules and regulations of the SEC. In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any documents that we have filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

INFORMATION INCORPORATED BY REFERENCE

      The SEC allows us to “incorporate by reference” information into this prospectus and any subsequent prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. This prospectus incorporates by reference documents which are not presented in this prospectus or delivered to you with it. The information incorporated by reference is an important part of this prospectus and any subsequent prospectus supplement. Information that we file subsequently with the SEC, but prior to the termination of this offering, will automatically update this prospectus and any outstanding prospectus supplements and supersede this information. We incorporate by reference the documents listed below and amendments to them. These documents and their amendments were previously filed with the SEC.

      The following documents filed by us with the SEC are incorporated by reference in this prospectus:

1. Our annual report on Form 10-K for the fiscal year ended February 3, 2001, including our audited consolidated financial statements for the fiscal year ended February 3, 2001 attached thereto, as amended on January 4, 2002;

2. Our current report on Form 8-K filed with the SEC on April 2, 2001;

3. Our current report on Form 8-K filed with the SEC on May 23, 2001;

4. Our quarterly report on Form 10-Q for the fiscal quarter ended May 5, 2001;

5. Our current report on Form 8-K filed with the SEC on July 10, 2001;

6. Our current report on Form 8-K filed with the SEC on August 13, 2001;

7. Our current report on Form 8-K filed with the SEC on August 22, 2001;

8. Our quarterly report on Form 10-Q for the fiscal quarter ended August 4, 2001, as amended on January 4, 2002;

9. Our current report on Form 8-K filed with the SEC on October 24, 2001;

10. Our current report on Form 8-K filed with the SEC on November 6, 2001;

11. Our current report on Form 8-K filed with the SEC on November 7, 2001, as amended on January 18, 2002;

12. Our current report on Form 8-K filed with the SEC on November 8, 2001;

13. Our current report on Form 8-K filed with the SEC on November 20, 2001;

14. Our current report on Form 8-K filed with the SEC on November 21, 2001;

15. Our quarterly report on Form 10-Q for the fiscal quarter ended November 3, 2001;

16. Our current report on Form 8-K filed with the SEC on January 15, 2002;

17. Registration statement on Form S-8 filed with the SEC on January 25, 2002 and a post-effective amendment thereto also filed on January 25, 2002; and

18. The description of our common stock set forth in our registration statement on Form 8-A filed with the SEC on May 14, 1998, as amended on June 3, 1998, and any subsequent amendment or report filed for the purpose of updating this description.

      We also are incorporating by reference in this prospectus and any subsequent prospectus supplements all reports and other documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering of common stock. These reports and documents will be incorporated by reference in and considered to be a part of this prospectus and any subsequent prospectus supplements as of the date of filing of such reports and documents.

      Upon request, whether written or oral, we will provide without charge to each person to whom a copy of this prospectus is delivered, including any beneficial owner, a copy of any or all of the information that has been or may be incorporated by reference in this prospectus or any prospectus supplements but not delivered with the prospectus or any subsequent prospectus supplements. You should direct any requests for this information to the office of the Secretary, at our principal executive offices, located at 15 Koch Road, Suite J, Corte Madera, California 94925. The telephone number at that address is (415) 924-1005.

      Any statement contained in a document which is incorporated by reference in this prospectus or in any subsequent prospectus supplements will be modified or superseded for purposes of this prospectus or any subsequent prospectus supplements to the extent that a statement contained in this prospectus or incorporated by reference in this prospectus or in any prospectus supplements or in any document that we file after the date of this prospectus that also is incorporated by reference in this prospectus or in any subsequent prospectus supplements modifies or supersedes the prior statement. Any modified or superseded statement shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any subsequent prospectus supplements. Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference in this prospectus.

      You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with any other information. The securities offered in this prospectus may only be offered in states where the offer is permitted, and we and the selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the dates on the front of these documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      The following is an estimate, subject to future contingencies, of the expenses to be incurred by us in connection with the issuance and distribution of the securities being registered. None of the following expenses will be borne by the selling stockholders.

Registration Fee	$4,727
Legal Fees and Expenses	$35,000
Accounting Fees and Expenses	$15,000
Printing and Engraving Fees	$0
Listing Fees	$22,500
Federal Taxes	$0
State Taxes and Fees	$0
Transfer Agent’s Fees	$5,000
Insurance Premiums for Directors and Officers	$0
Miscellaneous	$0

Total	$82,227

Item 15.     Indemnification of Directors and Officers

      The Second Amended and Restated Certificate of Incorporation of Restoration Hardware, Inc., as amended, authorizes Restoration Hardware, Inc. to limit or eliminate the liability of the company’s directors to the company or its stockholders for monetary damage to the fullest extent permitted by the Delaware General Corporation Law (“DGCL”). As permitted by the DGCL, the Second Amended and Restated Certificate of Incorporation provides that the directors of Restoration Hardware, Inc. will not be personally liable to the company or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability (i) for any breach of such person’s duty of loyalty to the company or its stockholders, (ii) for acts or omissions involving intentional misconduct or a knowing violation of law, (iii) for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Section 174 of the DGCL and (iv) for any transaction resulting in receipt by such person of an improper personal benefit.

      Under Section 145 of the DGCL, Restoration Hardware, Inc. has broad discretion to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The Second Amended and Restated Certificate of Incorporation of Restoration Hardware, Inc., as amended, provides that the company may indemnify directors, officers, employees and agents in excess of the indemnification and advancement of expenses permitted by Section 145 of the DGCL, subject to limits under Delaware law with respect to actions for breach of duty to the company, its stockholders and others. The company will indemnify any person who is made a party or threatened to be made a party or is in any way involved in any action, suit or proceeding by reason of being a director or officer of the company or a direct or indirect subsidiary of the company, or is or was serving at the request of the company as a director or officer of another entity or enterprise, and will also advance expenses to the fullest extent permitted by the DGCL. The company’s Amended and Restated Bylaws contain similar provisions for indemnification of directors made, or threatened to be made, a party to an action or proceeding by reason of being a director of the company or, at the request of the company, a director or officer of another company. The company will pay all expenses incurred by a director in defending a civil or criminal action, suit or proceeding by reason of being a director before final disposition of the action, suit or proceeding once the director or someone acting on such director’s behalf undertakes to repay such amount if it is ultimately determined that the director is not entitled to indemnification by the company. The Amended and Restated Bylaws further provide that the board of directors has discretion to indemnify any person, other than a director, made a party to any action, suit or proceeding by reason of being an officer or employee of the company. The company currently has directors’ and officers’ liability insurance to provide its directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts. In addition to the indemnification provided for in the company’s Second Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws, the company has also entered into agreements with certain of its directors and officers to indemnify such directors and officers, respectively, against any expenses, fees, judgments and settlement amounts actually and reasonably incurred by that person in connection with any threatened or pending action, suit or proceeding to which that person is or is threatened to be made a party by reason of that person being a director, officer, employee or agent of the company or any subsidiary of the company or of serving at the request of the company as a director, officer, employee or agent of another corporation or enterprise.

Item 16.     Exhibits

Exhibit
Number			Description of Exhibit

4.1		—	Second Amended and Restated Certificate of Incorporation, as amended. Exhibit 3.1 to the current report on Form 8-K for Restoration Hardware, Inc. filed with the SEC on October 24, 2001 is incorporated by reference herein.
4.2		—	Amended and Restated Bylaws. Exhibit 3.2 to the quarterly report on Form 10-Q for Restoration Hardware, Inc. for the quarterly period ended October 31, 1998 filed with the SEC on December 15, 1998 is incorporated by reference herein.
4.3		—	Amended and Restated Series A and B Preferred Stock Purchase Agreement, dated as of March 21, 2001, by and among Restoration Hardware, Inc. and the investors named therein. Exhibit 10.19 to the current report on Form 8-K for Restoration Hardware, Inc. filed with the SEC on April 2, 2001 is incorporated by reference herein.
4.4		—	Amended and Restated Investor Rights Agreement, dated as of March 21, 2001, by and among Restoration Hardware, Inc. and the investors named therein. Exhibit 10.18 to the current report on Form 8-K for Restoration Hardware, Inc. filed with the SEC on April 2, 2001 is incorporated by reference herein.
4.5		—	Consent and Waiver Regarding Additional Financing, variously dated May 17, 2001 or May 18, 2001, by certain investors signatory thereto and accepted and agreed by Restoration Hardware, Inc. Exhibit 10.2 to the current report on Form 8-K for Restoration Hardware, Inc. filed with the SEC on May 23, 2001 is incorporated by reference herein.
4.6		—	Certificate of Designation of Series A and Series B Preferred Stock. Exhibit 4.6 to the current report on Form 8-K for Restoration Hardware, Inc. filed with the SEC on April 2, 2001 is incorporated by reference herein.
4.7		—	Specimen Common Stock Certificate. Exhibit 4.3 to Amendment No. 1 to the registration statement on Form S-1 (File No. 333-51027) for Restoration Hardware, Inc. filed with the SEC on June 2, 1998 is incorporated by reference herein.
4.8		—	Specimen Series A Preferred Stock Certificate. Exhibit 4.4 to the current report on Form 8-K for Restoration Hardware, Inc. filed with the SEC on April 2, 2001 is incorporated by reference herein.
4.9	*	—	Amended and Restated Letter Agreement, dated as of March 21, 2001, by and among certain holders of Series A preferred stock.
5.1	*	—	Opinion of Morrison & Foerster LLP.
23.1		—	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).
23.2		—	Consent of Deloitte & Touche LLP, Independent Auditors.
24.1	*	—	Power of Attorney.

*	previously filed

Item 17.     Undertakings

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(A) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(B) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(C) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(A) and (1)(B) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(6) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Corte Madera, state of California, on February 6, 2002.

RESTORATION HARDWARE, INC.

By:	/s/ GARY G. FRIEDMAN

Gary G. Friedman
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act, this Amendment No. 3 to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

/s/ GARY G. FRIEDMAN Gary G. Friedman		President, Chief Executive Officer and Director (Principal Executive Officer)	February 6, 2002

/s/ KEVIN SHAHAN Kevin Shahan		Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 4, 2002

/s/ STEPHEN J. GORDON* Stephen J. Gordon		Director	February 6, 2002

Glenn J. Krevlin		Director	February , 2002

/s/ MARK J. SCHWARTZ* Mark J. Schwartz		Director	February 6, 2002

/s/ RAYMOND C. HEMMIG* Raymond C. Hemmig		Director	February 6, 2002

/s/ ROBERT E. CAMP* Robert E. Camp		Director	February 6, 2002

/s/ DAMON H. BALL* Damon H. Ball		Director	February 6, 2002

/s/ TOM BAZZONE* Tom Bazzone		Director	February 6, 2002

*By:	/s/ GARY G. FRIEDMAN Gary G. Friedman Attorney-in-Fact

RESTORATION HARDWARE, INC.

INDEX TO EXHIBITS

Exhibit
Number			Description of Exhibit

4.1		—	Second Amended and Restated Certificate of Incorporation, as amended. Exhibit 3.1 to the current report on Form 8-K for Restoration Hardware, Inc. filed with the SEC on October 24, 2001 is incorporated by reference herein.
4.2		—	Amended and Restated Bylaws. Exhibit 3.2 to the quarterly report on Form 10-Q for Restoration Hardware, Inc. for the quarterly period ended October 31, 1998 filed with the SEC on December 15, 1998 is incorporated by reference herein.
4.3		—	Amended and Restated Series A and B Preferred Stock Purchase Agreement, dated as of March 21, 2001, by and among Restoration Hardware, Inc. and the investors named therein. Exhibit 10.19 to the current report on Form 8-K for Restoration Hardware, Inc. filed with the SEC on April 2, 2001 is incorporated by reference herein.
4.4		—	Amended and Restated Investor Rights Agreement, dated as of March 21, 2001, by and among Restoration Hardware, Inc. and the investors named therein. Exhibit 10.18 to the current report on Form 8-K for Restoration Hardware, Inc. filed with the SEC on April 2, 2001 is incorporated by reference herein.
4.5		—	Consent and Waiver Regarding Additional Financing, variously dated May 17, 2001 or May 18, 2001, by certain investors signatory thereto and accepted and agreed by Restoration Hardware, Inc. Exhibit 10.2 to the current report on Form 8-K for Restoration Hardware, Inc. filed with the SEC on May 23, 2001 is incorporated by reference herein.
4.6		—	Certificate of Designation of Series A and Series B Preferred Stock. Exhibit 4.6 to the current report on Form 8-K for Restoration Hardware, Inc. filed with the SEC on April 2, 2001 is incorporated by reference herein.
4.7		—	Specimen Common Stock Certificate. Exhibit 4.3 to Amendment No. 1 to the registration statement on Form S-1 (File No. 333-51027) for Restoration Hardware, Inc. filed with the SEC on June 2, 1998 is incorporated by reference herein.
4.8		—	Specimen Series A Preferred Stock Certificate. Exhibit 4.4 to the current report on Form 8-K for Restoration Hardware, Inc. filed with the SEC on April 2, 2001 is incorporated by reference herein.
4.9	*	—	Amended and Restated Letter Agreement, dated as of March 21, 2001, by and among certain holders of Series A preferred stock.
5.1	*	—	Opinion of Morrison & Foerster LLP.
23.1	*	—	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).
23.2		—	Consent of Deloitte & Touche LLP, Independent Auditors.
24.1	*	—	Power of Attorney.

*	previously filed.